Andina Acquisition Corp. III

Calle 113 # 7-45 Torre B

Oficina 1012

Bogotá, Colombia

June 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sergio Chinos
Asia Timmons-Pierce

Re:	Andina Acquisition Corp. III
Amendment No. 3 to Registration Statement on Form S-4 (the “Registration Statement”)
Filed June 23, 2021
File No. 333-254927

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Andina Acquisition Corp. III hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4 p.m. ET on Friday, June 25, 2021, or as soon as practicable thereafter.

Very truly yours,

/s/ Julio A. Torres
Julio A. Torres
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP